IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

3-

03010181

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1- Vanderbilt Mortgage and Finance, Inc.   0000816512
2- Vanderbilt ABS Corp.   0001141665
3- Clayton Homes, Inc.   0000719547
(Exact Name of Registrant as Specified in Charter) (Registrant CIK Number)

1 - 333-57532
2 - 333 57532-02
~~333-100349~~

   Form 8-K for February 19, 2003
(Electronic Report, Schedule or Registration   (SEC File Number, if Available)
Statement of Which the Documents Are a Part
(Give Period of Report))   3-1-8824

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

    Filings Made by the Registrant. The registrants have duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryville, State of Tennessee, on February 24, 2003.

Vanderbilt Mortgage and Finance, Inc.

By: _____
    Name: David Jordan
    Title: Secretary

Vanderbilt ABS Corp.

By: _____
    Name: David Jordan
    Title: Secretary

Clayton Homes, Inc.

By: _____
    Name: Amber Krupacs
    Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

EXHIBIT 99.1

COMPUTATIONAL MATERIALS

for

VANDERBILT MORTGAGE AND FINANCE, INC.
VANDERBILT ABS CORP.
CLAYTON HOMES, INC.

Vanderbilt Mortgage and Finance, Inc., Manufactured Housing Contract
Senior/Subordinate Pass-Through Certificates, Series 2003-A

CLASS B-1 – PRICE/YIELD (1)

Balance	$13,048,000	Delay	6	Assumed Margin: 5.00%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
97.527150	8.585	8.592	8.598	8.604	8.609
97.542775	8.582	8.589	8.595	8.601	8.606
97.558400	8.578	8.585	8.592	8.597	8.602
97.574025	8.575	8.582	8.588	8.594	8.599
97.589650	8.572	8.578	8.585	8.590	8.595
97.605275	8.568	8.575	8.581	8.587	8.592
97.620900	8.565	8.572	8.578	8.583	8.588
97.636525	8.562	8.568	8.574	8.580	8.585
97.652150	8.558	8.565	8.571	8.577	8.581
WAL (To Call)	6.416	6.292	6.185	6.093	6.011

CLASS B-1 – PRICE/YIELD (2)

Balance	$13,048,000	Delay	6	Assumed Margin: 5.25%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
96.394410	8.828	8.839	8.849	8.857	8.865
96.410035	8.825	8.836	8.845	8.854	8.861
96.425660	8.822	8.832	8.842	8.850	8.858
96.441285	8.818	8.829	8.838	8.847	8.854
96.456910	8.815	8.825	8.835	8.843	8.851
96.472535	8.811	8.822	8.831	8.840	8.847
96.488160	8.808	8.818	8.828	8.836	8.844
96.503785	8.805	8.815	8.824	8.833	8.840
96.519410	8.801	8.812	8.821	8.829	8.837
WAL (To Call)	6.416	6.292	6.185	6.093	6.011

CLASS B-1 – PRICE/YIELD (3)

Balance	$13,048,000	Delay	6	Assumed Margin: 6.00%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
93.095510	9.559	9.580	9.599	9.616	9.632
93.111135	9.555	9.577	9.596	9.613	9.628
93.126760	9.552	9.573	9.592	9.609	9.624
93.142385	9.548	9.569	9.588	9.605	9.621
93.158010	9.545	9.566	9.585	9.602	9.617
93.173635	9.541	9.562	9.581	9.598	9.613
93.189260	9.538	9.559	9.577	9.594	9.609
93.204885	9.534	9.555	9.574	9.591	9.606
93.220510	9.531	9.552	9.570	9.587	9.602
WAL (To Call)	6.416	6.292	6.185	6.093	6.011